

March 26, 2015

<u>Via E-mail</u>
Ms. Leada Tak Tai Li
Chief Financial Officer
China Precision Steel, Inc.
18th Floor, Teda Building
87 Wing Lok Street, Sheungwan, Hong Kong

> **Re: China Precision Steel, Inc.**
> **Form 10-K**
> **Filed October 14, 2014**
> **File No. 0-23039**

Dear Ms. Li:

We have reviewed your response dated March 25, 2015 and have the following comment. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.

<u>Form 10-K for the year ended June 30, 2014</u>

1. We note that in your response letter dated March 25, 2015, you acknowledged the three bullet pointed items (i.e., Tandy language) described at the end of our comment letter dated February 9, 2015. However, the acknowledgment was not signed by a representative from the company. In this regard, please resubmit the Tandy language acknowledgment with a signature from a company representative.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at (202) 551-3754, or Pamela Long, Assistant Director, at (202) 551-3765, with any other questions

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief